August 8, 2007
Mr. Martin F. James
     Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn
     Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2006 Filed on June 29, 2007, File No. 1-31994
Dear Messrs. James and Vaughn:
       Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff's letter, dated July 10, 2007, which sets forth the Staff's comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2006 filed with the Commission on June 29, 2007 (the “Form 20-F”).
       Our response to the Staff’s comments (which have been retyped herein in bold for your ease of reference) is as follows:
Consolidated Balance Sheets, page F-3
1. Please refer to prior comment 1 from our letter dated August 4, 2006 and your response in your letter dated August 16, 2006. Contrary to your response, we note that you continue to present two measures, “Net current assets” and “Total assets less current liabilities” on the face of this statement. This presentation is not consistent with the requirements of Article 5 of Regulation S-X. Please remove the measures in all future filings. You may present the measures in a note to the financial statements or in the five year selected financial data table required by Item 301 of Regulation S-K.
The Company notes the Staff’s comment and confirms that it will remove “Net current assets” and “Total assets less current liabilities” from the Consolidated Balance Sheet in future filings in accordance with Article 5 of Regulation S-X.

Note 17. Income Taxes, page F-35

2.	You state that as a result of strategic tax planning that became effective in 2006, you recorded a deferred tax asset of $33.7 million relating to a temporary difference between the tax and book bases of certain assets. We note that you recorded a valuation allowance of $8.4 million relating to this deferred tax asset, resulting in a net income tax benefit of $23.5 million for 2006. Please address the following:

a.	Describe to us the tax planning strategies that became effective in 2006 and how these strategies resulted in a deferred tax asset of $33.7 million.

b.	Tell us how the strategy relates to the $33.7 million deferred tax asset related to depreciation of fixed assets.

The Company respectfully advises the Staff that pursuant to the relevant PRC regulations, our subsidiary in Shanghai, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”), is entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings, and a 50% reduction for the following five years. The entitled income tax exemption period is from 2004 to 2008 and the 50% reduction period is from 2009 to 2013.

In 2006, for the purpose of optimizing tax benefits, the Company implemented a strategic tax plan in relation to SMIC Shanghai which, upon approval from the PRC tax authority, deferred tax deductible expenses to future taxable years by extending the depreciation lives of certain fixed assets for tax purpose. Implementation of this strategy resulted in a deferred tax asset of $33.7 million and included the following:

1)	Prior to its 2005 tax filing, SMIC Shanghai depreciated the manufacturing equipment over a five year period both for accounting and tax purposes. As a result, there was no temporary difference between the tax basis and carrying value in prior years. In June 2006, SMIC Shanghai received the PRC Tax Authority’s agreement to extend the tax depreciation period for all of its manufacturing equipment from five to ten years, as allowed under the PRC tax regulations, starting in the 2005 tax filing. This tax planning strategy effectively defers part of the equipment depreciation from the current tax exemption period to 2009 and subsequent years which are expected to be the taxable years for SMIC Shanghai.

2)	As the estimated useful life of the manufacturing equipment for accounting purposes remains at five years, the revision of the depreciation period for tax purposes results in a difference in the book and tax basis of the equipments, which is accounted for as a temporary difference in accordance with paragraph 10 of SFAS 109.

3)	This temporary difference results in a deferred tax assets of $33.7 million.

c.	Tell us and revise future filings to disclose in more detail the basis for your conclusion that it is more likely than not that you will realize the net deferred tax asset. In this regard, tell us how you considered the guidance in paragraph 23 of SFAS 109.

The Company advises the Staff that the deferred tax asset was recognized net of a valuation allowance of $8.4M based on management judgment after considering both positive and negative evidence (as detailed below) as required under paragraph 23 and 24 of SFAS 109. The Company also respectfully advises the Staff that such an analysis is conducted on a quarterly basis.

Positive Evidence

1.	Our Shanghai operations have achieved profitability consistently since 2004. Moreover, SMIC Shanghai has demonstrated solid profitability despite industry downturns such as the one experienced in 2005 and 2006. SMIC Shanghai is expected to continue to maintain profitability based on current performance and our five-year forecast.

2.	Our Shanghai operations have demonstrated consistently high utilization rates during the past few years (over 80%). We expect to maintain high utilization rates with the continued expansion of our customer base and migration to more advanced technologies in the near future.

3.	We project that the Shanghai operations will continue to improve its production efficiency based on learning curves and economies of scale. Variable production costs per unit and operating expenses as a percentage of sales are expected to decrease year over year.

4.	We have been historically fairly accurate in forecasting SMIC Shanghai’s financial forecasts as compared to actual results achieved.

Negative Evidence

1.	Historically, the semiconductor industry has been cyclical, and at various times, has experienced significant downturns characterized by fluctuations in demands for integrated circuits and rapid erosion of averaged selling prices and production overcapacity. As such, any long-term financial projection, especially for the years after 2009, would carry some degree of uncertainties.

2.	SMIC Shanghai began making profit in 2004. Management is projecting future profitability based on relatively short historical profitable track record.

3.	Our operation is subject to new technology development and intense market competition, which increases the level of uncertainty associated with our forecast.

The Company has evaluated each particular piece of positive or negative evidence and assessed the valuation allowance to be made. The Company believes that an $8.4M valuation allowance is appropriate after collectively considering of all the available positive and negative evidences.

The Company will revise future filings to include the following disclosure:

As a result of strategic tax planning that became effective in 2006, a temporary difference between the tax and book bases of certain assets was created. Under FAS109 (Accounting for Income Taxes), the Company recognized a valuation allowance of US$8.4 million to reduce the deferred tax asset of US$33.7 million to the amount that is more-likely-than-not to be realized. Accordingly, an income tax benefit of US$25.3 million was recorded in 2006. The deferred tax asset recognized relates specifically to one of the Company’s subsidiaries on the basis that this subsidiary has achieved profitability consistently since 2004 and is expected to continue to be profitable based on the current forecast.
The Company is responsible for the accuracy and completeness of the Company’s disclosure and its filings. The Company recognizes that the Staff’s comments or changes to its disclosure in response to the Staff’s comments do not prevent the Commission from taking any action with respect to the filing. Additionally, the Company may not assert comments from the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.
Sincerely yours,

/s/ Morning Wu

Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang Anne Chen Semiconductor Manufacturing International Corporation

Carmen Chang Michelle Edwards Wilson Sonsini Goodrich & Rosati, P.C.

John Wilde Rossana Ley Deloitte Touche Tohmatsu CPA Ltd.